July 31, 2025

Norma Ka Yin Chu
Chief Executive Officer
DDC Enterprise Ltd
368 9th Ave., 6th Floor
New York, New York 10001

       Re: DDC Enterprise Ltd
           Registration Statement on Form F-3
           Filed July 22, 2025
           File No. 333-288826
Dear Norma Ka Yin Chu:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed July 22, 2025
General

1. Please file the indenture in connection with any debt securities you intend to issue pursuant to this registration statement. See Trust Indenture Act Compliance and
       Disclosure Interpretation 201.02.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 July 31, 2025
Page 2

       Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing
cc:   Ted Paraskevas